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                            August 17, 2023

       Asher Genoot
       President
       Hut 8 Corp.
       c/o U.S. Data Mining Group, Inc.
       1221 Brickell Avenue, Suite 900
       Miami, FL 33131

                                                        Re: Hut 8 Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Responses dated
July 21, 2023 and August 9, 2023
                                                            File No. 333-269738

       Dear Asher Genoot:

              We have reviewed your responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 2, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Information About Hut 8, page 139

   1. We acknowledge your response to comment 3, however, your response did not tell us how you are accounting for
the collateral under U.S. GAAP. Please respond to the following:
                                                            You told us that
the collateral will be labeled as asset pledged as collateral. Consider including the
nature of the asset in the title.
                                                            You referred us to
the disclosure requirements of ASC 860-30. Since the collateral is an intangible
asset, please explain why you are applying ASC 860-30 to this nonfinancial asset.
                                                            Tell us how you
considered ASC 350-10-40 and the derecognition guidance in ASC
 Asher Genoot
Hut 8 Corp.
August 17, 2023
Page 2
              610-20.
                As a result of this analysis, tell us the nature of the asset pledged as collateral and how you will account for and value the asset.
                Disclose your rights and obligations related to the bitcoin pledged, including the right to recovery of any over collateralization and the obligation to post additional collateral; and
                Disclose the rights and obligations of the lender to the bitcoin pledged, including the rights and obligations in the preceding bullet and a specific statement that the lender cannot sell, rehypothecate or otherwise dispose of the bitcoin. Key Operating and Financial Indicators, page 141

2. We acknowledge your response to comment 4. Given your proposed changes, please also revise to include the other disclosures required by Item 10(e) of Regulation S-K, including a reconciliation, instead of referring on page 141 of the latest amendment to the disclosures in Hut 8's Annual Report on Form 40-F for the year ended December 31, 2022 and Form 6-K dated May 11, 2023.
Unaudited Pro Forma Condensed Combined Financial Statements
Note 4. Adjustments for the effect of reclassification, foreign exchange and IFRS / U.S. GAAP differences for Hut 8, page 231

3. We acknowledge your response to comment 8 and are still considering your response to comment 11 from our July 7, 2023 letter and may have further comments.
4.     We acknowledge your response to comment 9. Please respond to the following:
           Tell us what time you used to determine opening and closing prices for Bitcoin and tell us whether that timing was applied consistently on all days. With respect to your materiality analysis for mining revenue under
IFRS, tell us how
           you calculated the amounts for the Coinbase column. Confirm, if true, that you summed the product of the Coinbase closing price times the bitcoins earned for each day in the period to derive the amounts presented.
           Your response proposed disclosing that the difference between U.S. GAAP and IFRS for revenue recognition is not material based on a quantitative adjustment in comparison between the two accounting frameworks. Tell us what you mean by the phrase a quantititive adjustment and consider rephrasing to clarify. FirstName LastNameAsher
           Further, the timingGenoot
                                of contract inception under U.S. GAAP is the
subject of another
Comapany open
           NameHut    8 Corp.
                 comment   and resolution of that comment would necessarily
need to precede our
August 17, consideration
           2023 Page 2 of your materiality determination.
FirstName LastName
 Asher Genoot
FirstName
Hut 8 Corp.LastNameAsher Genoot
Comapany
August 17, NameHut
           2023     8 Corp.
August
Page 3 17, 2023 Page 3
FirstName LastName
USBTC Financial Statements
Note 13. Stockholders' Equity
Stock Options, page F-30

5. In response to comment 11, you told us the number of options that were repriced to $0.26 in January 2023. As previously requested, please disclose this number in your next amendment.
       You may contact Kate Tillan at (202) 551-3604 or Mark Brunhofer at (202) 551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets